UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SQUARESPACE, INC.
(Name of Subject Company (Issuer))

Spaceship Group MergerCo, Inc.
Spaceship Purchaser, Inc.
(Name of Filing Persons—Offerors)

Permira Advisers LLC
Permira Management S.à r.l.
Permira Portfolio Management Limited
Permira VIII GP S.à r.l.
Permira VIII Holdco GP S.à r.l.
Surveyorlux SCSp
Spaceship Holdings GP 1, LLC
Spaceship Intermediate 1, LP
Spaceship Holdings GP 2, LLC
Spaceship Parent, LP
Spaceship HoldCo, LLC
Spaceship MidCo, Inc.
Spaceship Intermediate 2, Inc.
Permira VIII - 1 SCSp
Permira VIII - 2 SCSp
Permira VIII AIV LP1 L.P.
Permira VIII AIV LP2 L.P.
Permira VIII CIS SCSp
Permira VIII CIS 2 SCSp
PILI 1 Portfolio SCSp
PILI 2 Portfolio SCSp
PILI 4 Portfolio SCSp
Permira Investment Capital LP
Permira Investment Capital II LP
Permira Investment Capital III LP
(Name of Filing Persons—Other)

Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share
Class C Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85225A107
(CUSIP Number of Class of Securities)

Justin Herridge, Principal
c/o Permira Advisers LLC
320 Park Avenue, 23rd Floor
New York, New York 10022
(212) 386-7480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian Mangino
Amber Banks
Mariclaire Brewer
Max Schleusener
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 906-1200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Schedule TO filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Spaceship Group MergerCo, Inc. (“Merger Sub”), a wholly owned subsidiary of Spaceship Purchaser, Inc. (“Parent” and together with Merger Sub, the “Buyer Parties”), for all of the outstanding shares of common stock, par value $0.0001 per share of Squarespace, Inc. (the “Company”), to be commenced pursuant to the Amended and Restated Agreement and Plan of Merger, dated September 9, 2024 (the “A&R Merger Agreement”), among the Company, Merger Sub and Parent. If successful, the Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”).

This Schedule TO filing consists of the following document relating to the proposed Offer and Merger:

Exhibit 99.1:          Press Release of Squarespace, Inc. issued September 9, 2024

Important Information About the Tender Offer

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any of the Company’s shares. The tender offer described in this Schedule TO has not yet commenced. This Schedule TO is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will be made only pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that the Buyer Parties intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, such documents will be mailed to the stockholders of the Company free of charge and investors will also be able to obtain a free copy of these materials (including the tender offer statement, Offer and the related letter of transmittal) as well as the Solicitation/Recommendation Statement and other documents filed by the Buyer Parties and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “SEC Filings” section of the Company’s website at www.investors.squarespace.com. The information contained in, or that can be accessed through, the Company’s or Parent’s website is not a part of, or incorporated by reference herein.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), INCLUDING THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, THE SCHEDULE TO/13E-3 AND ANY OTHER RELATED MATERIALS), THE SCHEDULE TO/13E-3, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document are within the meaning of, and subject to the safe harbor created by, the federal securities laws, including statements related to the proposed merger of the Company with an affiliate of Permira Advisers LLC (the “Transaction”), including financial estimates and statements as to the expected timing, completion and effects of the Transaction. These forward-looking statements are based on the current expectations of the persons filing this Schedule TO (collectively, “Permira”), estimates and projections regarding, among other things, the expected date of closing of the Transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by the Company, all of which are subject to change. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “aims,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “considered,” “potential,” “estimate,” “continue,” “likely,” “expect,” “target” or similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. By their nature, forward-looking statements address matters that involve risks and uncertainties because they relate to events and depend upon future circumstances that may or may not occur, such as the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including satisfying the minimum tender condition and obtaining any regulatory approvals, and the satisfaction of other conditions to the completion of the Transaction; (ii) the ability of affiliates of Permira to obtain the necessary financing arrangements set forth in the commitment letters received in connection with the Transaction; (iii) potential litigation relating to the Transaction that could be instituted against Permira, the Company or their respective directors, managers or officers, including the effects of any outcomes related thereto; (iv) the risk that disruptions from the Transaction will harm the Company’s business, including current plans and operations; (v) the ability of the Company to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; (vii) continued availability of capital and financing and rating agency actions; (viii) legislative, regulatory and economic developments affecting the Company’s business; (ix) general economic and market developments and conditions; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect the Company’s financial performance; (xi) certain restrictions during the pendency of the Transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as the Company’s response to any of the aforementioned factors; (xiii) significant transaction costs associated with the Transaction; (xiv) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction, including in circumstances requiring the Company to pay a termination fee or other expenses; (xvi) competitive responses to the Transaction; (xvii) the risks and uncertainties pertaining to the Company’s business, including those set forth in Part I, Item 1A of the Company’s most recent Annual Report on Form 10-K and Part II, Item 1A of the Company’s subsequent Quarterly Reports on Form 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by the Company with the SEC; and (xviii) the risks and uncertainties that will be described in this Schedule TO (including the offer to purchase, letter of transmittal and related documents) that Permira will file with the SEC, and the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the SEC available from the sources indicated below. These risks, as well as other risks associated with the Transaction, will be more fully discussed in this Schedule TO and the Schedule 14D-9. While the list of factors presented here is, and the list of factors to be presented in this Schedule TO and the Schedule 14D-9 will be, considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material impact on the Company’s financial condition, results of operations, credit rating or liquidity. These forward-looking statements speak only as of the date they are made, and Permira does not undertake to and specifically disclaims any obligation to publicly release the results of any updates or revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Exhibit Index

Exhibit No.
99.1	Press Release of Squarespace, Inc. issued September 9, 2024